FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2020

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 04 March, 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 04 March 2020
Board Composition Announcement

Exhibit 99

BOARD COMPOSITION 2020 ANNOUNCEMENT

Unilever N.V. and PLC
Annual General Meetings re-elections and
Notification of Changes to the Boards

Unilever today announced that the following Directors will offer themselves for re-election at the Annual General Meeting of Unilever PLC on 29 April 2020 and the Annual General Meeting of Unilever N.V. on  30 April 2020 ("the 2020 AGMs"): Nils Andersen, Laura Cha, Vittorio Colao, Alan Jope, Andrea Jung, Judith Hartmann, Susan Kilsby, Strive Masiyiwa, Youngme Moon, Graeme Pitkethly, John Rishton and Feike Sijbesma.

Marijn Dekkers has decided not to offer himself for re-election, in order to focus on his responsibilities as Founder and Chairman of Novalis LifeSciences, the investment and advisory firm.

Nils Andersen, Unilever Chairman, said: "I would like to thank Marijn for his contributions as a Unilever Chairman and Non-Executive Director. He has brought invaluable experience to the Unilever Boards during his four years of service and been a great source of advice and guidance for the business. He will leave with the best wishes of us all."

4 March 2020

ENQUIRIES

Media: UK +44 2527 3767 lucila.zambrano@unilever.com NL +31 6 2375 8385 marlous-den.bieman@unilever.com	Investors: Investor Relations Team: +44 20 7822 6830 investor.relations@unilever.com

-ends-

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever's business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2018 and the Unilever Annual Report and Accounts 2018.